DocuSign, Inc.

221 Main St., Suite 1000

San Francisco, CA 94105

September 11, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs, Assistant Director
Edwin Kim, Staff Attorney

RE:	DocuSign, Inc.
Registration Statement on Form S-1
File No. 333-227284

Ladies and Gentlemen:

DocuSign, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Thursday, September 13, 2018, at 5:15 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Eric Jensen and Carlton Fleming of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Eric Jensen of Cooley LLP, counsel to the Registrant, at (650) 843-5049, or in his absence, Carlton Fleming at (650) 843-5865.

[Signature Page Follows]

Very truly yours,

DOCUSIGN, INC.

By:	/s/ Reginald D. Davis
Name:	Reginald D. Davis
Title:	General Counsel and Secretary

cc:	Yanira Wong, DocuSign, Inc.
Eric C. Jensen, Cooley LLP
David Peinsipp, Cooley LLP
Carlton Fleming, Cooley LLP
Sarah K. Solum, Davis Polk & Wardwell LLP

[Company Signature Page to Acceleration Request]